May 5, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Campbell
Celeste Murphy
Sasha Parikh
Terence O’Brien

Division of Corporation Finance

Re:	Hudson Executive Investment Corp.
Amendment No.	2 to Registration Statement on Form S-4
Filed April 6, 2021
File No. 333-252638

Ladies and Gentlemen:

On behalf of our client, Hudson Executive Investment Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 13, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on April 6, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary of the Proxy Statement/Prospectus

Combined Business Summary, page 23

1.

We note your response to prior comment 1 and your revised disclosure, including your statement that on average, members remained active on your platform for two to five months, which corresponds with the average subscription term of B2C members. We further note your response that member retention rate as traditionally defined in other B2C businesses would not be a meaningful metric to investors. However, it appears that disclosure regarding the number of patients who renew their initial subscriptions may be material. Accordingly, please revise this section to disclose the percentage of B2C members who renew their initial subscriptions. If less burdensome, you may revise to disclose the percentage of B2C members who renew their initial subscriptions within a defined time period following the expiration of their subscription (e.g. 30, 60 or 90 days).

May 5, 2021

Please also revise to provide annual provider retention rates for the years ended December 31, 2020 and December 31, 2019

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 24 and elsewhere in the Registration Statement to disclose the percentage of B2C members that remain active beyond the initial term of their subscription and the annual provider retention rate for each of the years ended December 31, 2019 and 2020.

2.

We note your response to prior comment 2 and updated disclosure. Please revise your Summary to disclose your average member acquisition costs for each of the years ended December 31, 2019 and December 31, 2020.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 213 of the Registration Statement to disclose Talkspace’s average member acquisition costs for each of the years ended December 31, 2019 and December 31, 2020.

Special Meeting of HEC Stockholders

Redemption Rights, page 109

3.

We note your revised disclosure on pages 108 and 147 regarding redemption rights. Please revise your disclosure to clarify whether a public stockholder on the record date who does not vote with respect to the business combination proposal will have the ability to redeem their shares for cash.

In that regard, we note your disclosure on pages 22, 31, 32, 109 and elsewhere states that a stockholder cannot seek redemption of shares for cash unless they affirmatively vote “for” or “against” the business combination proposal. However, your disclosure on pages 108 and 147 states that a person who was not a stockholder on the record date can redeem their shares for cash and your disclosure on page F-8 states that a public stockholder may elect to redeem their shares “irrespective of whether they vote for or against the proposed transaction or don’t vote at all.” Please reconcile your disclosure or advise.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 18, 32, 112, 150, 151, 181 and F-8 of the Registration Statement.

May 5, 2021

Certain Forecasted Financial Information for Talkspace, page 145

4.

We note your revised disclosure indicating that the Talkspace contingency plan would be implemented if the Transactions are not completed by July 1, 2021 and that the implementation of the contingency plan could lead to a significant reduction in revenues from your B2C channel. In light of these statements, please tell us why the bases for the projections in this section remain reasonable without updating to include the contingency back-up plan consideration. Alternatively, please remove these projections or revise the projections to discuss the contingency back-up plan. For guidance, please refer to Item 10(b) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 37, 52, 264 and F-33 of the Registration Statement to clarify that the contingency plan would only be implemented if the Transactions are not completed. If the Transactions are not completed, then the contingency plan may be implemented at the sole discretion of Talkspace’s management. Because the contingency plan will not be implemented if the Transactions are completed, the projections remain reasonable and do not require any updates to address the contingency plan.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Iliana Ongun at (212) 530-5571.

Very truly yours,

/s/ Iliana Ongun

cc:	Jonathan Dobres, Hudson Executive Investment Corp.

Scott Golenbock, Esq., Milbank LLP

Iliana Ongun, Esq., Milbank LLP

Mark Hirschhorn, Groop Internet Platform, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Rachel W. Sheridan, Esq., Latham & Watkins LLP

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